

SUN LIFE FINANCIAL APPOINTS COLM FREYNE AS INTERIM CFO
McKenney departing for U.S. executive position

TORONTO (June 22, 2009) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today the appointment of Colm Freyne as interim Chief Financial Officer effective July 1, 2009 following the resignation of Rick McKenney, who will be taking up an executive position with a U.S. financial services company. Freyne is currently Sun Life's Senior Vice-President and Controller.

"Colm is highly qualified to lead our exceptional enterprise-wide team of finance professionals, given his three decades of international financial services experience," said Donald A. Stewart, Chief Executive Officer. "He has been with Sun Life since 2003, having joined us from a major Canadian chartered bank. The stewardship of our finance function is in very good hands."

Stewart also noted McKenney's contribution to the Company. "Rick's leadership and commitment have helped Sun Life remain strongly capitalized and well positioned to meet the economic challenges of the times. We wish him the very best on his return to the United States."

Over the balance of 2009 the Board and Executive Team will work with Freyne to determine the finance structure to best serve Sun Life for the longer term. Meanwhile our enterprise-wide finance team is focused on supporting our business as we move forward.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2009, the Sun Life Financial group of companies had total assets under management of CDN$375 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:	**Investor Relations Contact:**
Steve Kee	Paul Petrelli
Assistant Vice-President, Communications	Vice-President, Investor Relations
Tel: (416) 979-6237	Tel: (416) 204-8163
steve.kee@sunlife.com	investor.relations@sunlife.com